UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CDK GLOBAL, INC.

(Name of Subject Company (Issuer))

CENTRAL MERGER SUB INC.

(Name of Filing Persons (Offeror))
a wholly owned subsidiary of

CENTRAL PARENT INC.

(Name of Filing Persons (Parent of Offeror))

BROOKFIELD CAPITAL PARTNERS VI L.P.

(Name of Filing Persons (Other))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12508E101

(Cusip Number of Class of Securities)

Dave Gregory

Doug Bayerd

Central Parent Inc.

250 Vesey Street, 15th Floor

New York, New York 10281

212-417-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Leonard Kreynin
Cheryl Chan
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Central Merger Sub Inc., a Delaware corporation (“Purchaser”), and Central Parent Inc. (formerly Central Parent LLC), a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on April 22, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of CDK Global, Inc., a Delaware corporation (“CDK” and such shares, the “Shares”), at a price of $54.87 per Share, without interest, to the holder in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated April 22, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent, Purchaser and Brookfield Capital Partners VI L.P. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is amended and supplemented as set forth below:

The Offer and withdrawal rights expired at 5:00 p.m., New York City time, on Tuesday, July 5, 2022. The Depositary has indicated that, as of the Offer Expiration Time, a total of 67,550,913 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as such terms are defined by Section 251(h) of the DGCL) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 57.8% of the issued and outstanding Shares as of the Offer Expiration Time. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition. As all conditions to the Offer have been satisfied or waived, Purchaser has irrevocably accepted for payment all such Shares validly tendered into and not validly withdrawn from the Offer and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of CDK pursuant to Section 251(h) of the DGCL. Accordingly, on July 6, 2022, Purchaser expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which Purchaser will merge with and into CDK, with CDK surviving as a wholly owned subsidiary of Parent. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares (i) irrevocably accepted for purchase by Purchaser in the Offer, (ii) owned by CDK (including as treasury stock) or owned by any direct or indirect wholly-owned subsidiary of CDK, in each case, immediately prior to the effective time of the Merger, (iii) owned by Parent or Purchaser or any direct or indirect wholly-owned subsidiary of Parent or (iv) for which appraisal rights have been properly demanded in accordance with the DGCL, will be cancelled and automatically converted into the right to receive $54.87 in cash (without interest and less any applicable withholding taxes). Following the Merger, Parent will cause all Shares to be delisted from NASDAQ and deregistered under the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2022

CENTRAL MERGER SUB INC.

By:	/s/ David Gregory
Name: David Gregory
Title: Managing Partner

CENTRAL PARENT INC.

By:	/s/ David Gregory
Name: David Gregory
Title: Managing Partner

BROOKFIELD CAPITAL PARTNERS VI L.P.

By: Brookfield Capital Partners VI GP LLC, its general partner

By: Brookfield Capital Partners VI Officer GP LLC, its sole member

By:	/s/ David Gregory
Name: David Gregory
Title: Managing Partner